

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2021

Matthew Nicosia
Chief Executive Officer
Vivakor, Inc.
433 Lawndale Drive
South Salt Lake City, UT 84115

> **Re: Vivakor, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 21, 2021**
> **File No. 333-250011**

Dear Mr. Nicosia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 26, 2021 letter.

Amendment No. 4 to Registration Statement on Form S-1

Prospectus Summary
Corporate Structure, page 3

1.   Please revise your corporate chart to indicate the ownership, economic and voting interest held by each entity. For example, we note you disclose that you own 100% of the voting rights in RDM and hold Class A LLC units in Vivaopportunity Fund LLC, Vivaventures UTSI, LLC, Vivaventures Royalty II, LLC and International Metals Exchange, LLC that give you management control over these entities.

Dilution, page 29

2.   You disclose that your net tangible book value as of March 31, 2021 was approximately $26,126,197. Please show us how you determined that book value of your net tangible assets was $26,126,197 and revise your disclosures as necessary.

Financial Statements, page F-1

3.   We note from your disclosures that you expect to effect a 1 for-30 reverse stock split of your outstanding common stock and preferred stock prior to the completion of this offering. We also note from your disclosures on page 63 and elsewhere that the proposed reverse stock split is expected to occur prior to the effective date of the registration statement. Please revise your disclosures where applicable in the filing to clearly state when you plan to effect the reverse stock split of your common stock and preferred stock. Please revise your historical financial statements to give retrospective effect to the stock split that you expect to occur prior to the effectiveness of this registration statement and have your auditors dual date their report for the impact of the stock split. Refer to ASC 505-10- S99-4 (SAB Topic 4:C.) for guidance.

Report of Independent Registered Public Accounting Firm, page F-29

4.   We note that you changed the independent registered public accounting firm from Hall & Company CPAs to Macias Gini & O'Connell LLP to audit your financial statements for the year ended December 31, 2020. Please revise to provide disclosures required by Item 304 of Regulation S-K pursuant to Item 11(i) of Form S-1.

Notes to the Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Principles of Consolidation, page F-36

5.   We note your disclosures that RDM and VWFI are considered to be VIEs, you are the primary beneficiary and consolidated these VIEs in your financial statements. Please disclose the carrying amounts and classification of these VIE's assets and liabilities in your balance sheet and nature of restrictions on those assets as required by ASC 810-10-50-3(bb), and financial support provided to those VIEs during the periods presented as required by ASC 810-10-50-5A(c).

Exhibits

6.   Please file the license agreement you entered into with TBT Group on January 20, 2021, as amended on May 10, 2021, or tell us why you believe you are not required to file such agreement. Refer to Item 601(b)(10) of Regulation S-K.

Matthew Nicosia
Vivakor, Inc.
June 4, 2021
Page 3

<u>General</u>

7.   We continue to consider your response to prior comment 8, and may have additional
       comments.

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial
statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or
Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Energy & Transportation

cc: Scott Linsky